Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces vend-in of Yukon property to create White Gold Corp. strategic alliance

Toronto, Ontario – May 18, 2017 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) announced today that it has entered into an agreement to acquire an approximately 19.9% interest in White Gold Corp. (TSX-V: WGO) by selling its 100% interest in the White Gold exploration project in the Yukon Territory to the company.

The strategic ownership in White Gold Corp. will provide Kinross with future optionality in the highly prospective White Gold District, and in the larger Yukon Territory. Agnico Eagle Mines Limited (TSX: AEM; NYSE: AEM) (“Agnico Eagle”) also holds an approximately 19.9% equity investment in White Gold Corp., and both Kinross and Agnico Eagle are expected to leverage their deep technical and operational experience to support White Gold Corp.’s pursuit of exploration and development opportunities in the Yukon, including at the White Gold exploration property.

“We look forward to working with Agnico Eagle and White Gold Corp. to support the pursuit of quality development opportunities in this highly prospective and largely underdeveloped district,” said J. Paul Rollinson, President and CEO of Kinross Gold. “This investment will allow the three companies to pool their expertise together to strengthen their position in this excellent mining jurisdiction.”

Kinross’ sale of the White Gold exploration property to White Gold Corp. includes the following consideration:

●	Approximately US$7 million (C$10 million) in cash, payable upon closing;

●	17.5 million common shares of White Gold Corp., at deemed purchase price of C$2.01 representing approximately 19.9% of the pro forma issued and outstanding shares of White Gold Corp., with a current market value of approximately US$26 million (C$35.2 million);

●	Deferred payments of approximately US$11 million (C$15 million), payable in three equal payments of approximately US$3.7 million (C$5 million) upon announcement by White Gold Corp. of a preliminary economic assessment, announcement of the completion of a feasibility study, and following the announcement of a positive construction decision for the White Gold exploration project.

Kinross will also enter into an investor rights agreement with White Gold Corp. that will provide Kinross with the right to maintain its ownership position through participation in any future equity financings, and the right to nominate a board member in White Gold Corp.

White Gold Corp. is the largest landholder in the White Gold District and its experienced exploration team has been involved in multiple major discoveries in the Yukon.

The transaction is expected to be completed during the second quarter of 2017, subject to customary conditions of closing, as well as the concurrent closing of a private placement to Agnico Eagle to maintain its proportionate interest in White Gold Corp., and obtaining TSX-V approval.

Additional White Gold Corp. Equity Details

Kinross expects to acquire the securities for investment purposes and may or may not purchase or sell White Gold Corp. securities in the future on the open market or in private transactions, depending on market conditions and other factors, subject to certain contractual restrictions agreed to with White Gold Corp.

Specifically, Kinross has agreed that it will not trade its White Gold Corp. common shares until four months following closing. For further information, a copy of the early warning report filed on SEDAR in connection with the transaction may be obtained from Kathleen Grandy, Vice-President, Assistant General Counsel and Corporate Secretary at 416-365-2496.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) the various assumptions set forth herein; (ii) that Kinross will complete the sale of its interest in the White Gold exploration project in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our current expectations; (iii) that any contingent payment contemplated by the purchase agreement governing the sale will be paid to Kinross, and (iv) that a construction decision will be made in respect of the White Gold Project. The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the sale transaction will not be completed for any reason. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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